Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

AND FOR THE SIX AND THREE-MONTH PERIODS THEN ENDED

PRESENTED ON COMPARATIVE BASIS

(In millions of Argentine Pesos (“$”))

Report on review of interim financial information

To the Shareholders, President and Directors of

Pampa Energía S.A.

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Pampa Energía S.A. and its subsidiaries (the ‘Group’) as at June 30, 2025 and the related condensed consolidated interim statements of comprehensive income for the six-month and three-month periods then ended, and condensed consolidated statements of changes in equity and cash flows for the six-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Autonomous City of Buenos Aires, August 6, 2025.

PRICE WATERHOUSE & CO. S.R.L. (Partner)

Carlos Martín Barbafina

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AMBA	Buenos Aires Metropolitan Area
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BBL	Barrel
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNG	Compressed Natural Gas
CNV	National Securities Commission of Argentina
CPB	Central Térmica Piedra Buena
CPI	Consumer's price index
CTB	CT Barragán S.A.
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTPP	Central Térmica Parque Pilar
EISA	Energía Inversora S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
ENRGE	National Regulatory Authority of Gas and Electricity
FLNG	Floating Liquefied Natural Gas
FNEE	National Electric Energy Fund
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
IAS	International Accounting Standards

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IASB	International Accounting Standards Board
ICSID	International Centre for Settlement of Investment Dispute
IFRS	International Financial Reporting Standards
IPIM	Wholesale Domestic Price Index
LNG	Liquefied Natural Gas
M3	Cubic meters
MAT	WEM’s Forward Market
MECON	Ministry of Economy of Argentina
MLC	Foreign Exchange Market
MW	Megawatt
MWh	Megawatt/hour
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
PAIS tax	Tax for an Inclusive and Supportive Argentina.
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
PIST	Point of Entry to the Transport System
POSA	Petrobras Operaciones S.A.
RDA	Rincón de Aranda
RIGI	Incentive Regime for Large Investments
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Secretary of Energy
SESA	Southern Energy S.A.

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VMOS	VMOS S.A.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
$	Argentine Pesos

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the six and three-month periods ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Six-month		Three-month
	Note	06.30.2025	06.30.2024	06.30.2025	06.30.2024

Revenue	8	1,008,884	783,788	570,169	446,412
Cost of sales	9	(700,707)	(487,428)	(399,697)	(272,245)
Gross profit		308,177	296,360	170,472	174,167

Selling expenses	10.1	(47,845)	(31,582)	(25,355)	(18,002)
Administrative expenses	10.2	(93,701)	(71,674)	(48,646)	(37,436)
Exploration expenses	10.3	(225)	(167)	(167)	(85)
Other operating income	10.4	60,181	70,781	24,708	41,789
Other operating expenses	10.4	(44,759)	(43,054)	(21,048)	(16,669)
Impairment of intangible assets and inventories		(776)	(142)	31	(110)
Impairment of financial assets		(2,508)	(49,592)	(2,296)	(19,762)
Share of profit from associates and joint ventures	5.1.2	91,347	31,894	43,203	(19,522)
Profit from sale of companies´ interest		-	5,765	-	4,307
Operating income		269,891	208,589	140,902	108,677

Financial income	10.5	38,744	2,009	3,250	662
Financial costs	10.5	(111,459)	(81,688)	(68,615)	(37,733)
Other financial results	10.5	138,110	62,861	100,060	19,056
Financial results, net		65,395	(16,818)	34,695	(18,015)
Profit before income tax		335,286	191,771	175,597	90,662
Income tax	10.6	(115,125)	121,166	(118,154)	(1,521)
Profit of the period		220,161	312,937	57,443	89,141

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		576,497	366,577	418,436	176,884
Items that may be reclassified to profit or loss
Derivative financial instruments		26,643	-	26,643	-
Income tax		(9,325)	-	(9,325)	-
Exchange differences on translation		(3,794)	119,869	(21,464)	37,814
Other comprehensive income of the period		590,021	486,446	414,290	214,698
Total comprehensive income of the period		810,182	799,383	471,733	303,839

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the six and three-month periods ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Six-month		Three-month
	Note	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Total profit of the period attributable to:

Owners of the company		220,570	313,160	58,684	90,061
Non-controlling interest		(409)	(223)	(1,241)	(920)
		220,161	312,937	57,443	89,141

Total comprehensive income of the period attributable to:

Owners of the Company		809,005	798,631	471,773	304,266
Non-controlling interest		1,177	752	(40)	(427)
		810,182	799,383	471,733	303,839

Earnings per share attributable to equity holders of the Company

Total basic and diluted earning per share	13.2	162.18	230.26	43.15	66.22

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	06.30.2025	12.31.2024
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	3,519,259	2,690,533
Intangible assets	11.2	111,806	99,170
Right-of-use assets		11,481	11,330
Deferred tax asset	11.3	139,295	161,694
Investments in associates and joint ventures	5.1.2	1,274,813	1,024,769
Financial assets at fair value through profit and loss	12.2	32,842	28,127
Other assets		436	366
Trade and other receivables	12.3	166,569	76,798
Total non-current assets		5,256,501	4,092,787

CURRENT ASSETS
Inventories	11.4	294,050	230,095
Financial assets at amortized cost	12.1	51,012	82,628
Financial assets at fair value through profit and loss	12.2	814,863	877,623
Derivative financial instruments		45,748	979
Trade and other receivables	12.3	720,687	503,529
Cash and cash equivalents	12.4	193,570	761,231
Total current assets		2,119,930	2,456,085
Total assets		7,376,431	6,548,872

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	06.30.2025	12.31.2024
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,360
Share capital adjustment		7,126	7,126
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(211)	(211)
Legal reserve		54,430	46,616
Voluntary reserve		2,889,619	1,708,688
Other reserves		1,364	2,475
Other comprehensive income		998,966	839,025
Retained earnings		226,392	766,073
Equity attributable to owners of the company		4,199,021	3,391,127
Non-controlling interest		10,344	9,167
Total equity		4,209,365	3,400,294

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	125,411	141,436
Income tax and minimum notional income tax provision	11.6	411,483	77,284
Deferred tax liability	11.3	58,729	50,223
Defined benefit plans		36,817	31,293
Borrowings	12.5	1,650,036	1,416,917
Trade and other payables	12.6	99,868	87,992
Total non-current liabilities		2,382,344	1,805,145

CURRENT LIABILITIES
Provisions	11.5	10,215	10,725
Income tax liability	11.6	19,732	265,008
Tax liabilities		43,865	30,989
Defined benefit plans		6,942	7,077
Salaries and social security payable		28,461	40,035
Derivative financial instruments		2	2
Borrowings	12.5	267,715	728,096
Trade and other payables	12.6	407,790	261,501
Total current liabilities		784,722	1,343,433
Total liabilities		3,167,066	3,148,578
Total liabilities and equity		7,376,431	6,548,872

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Unappropiated retained earnings	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2023	1,360	7,126	19,950	4	21	(211)	37,057	1,157,389	711	539,702	180,627	1,943,736	6,960	1,950,696
Voluntary reserve constitution	-	-	-	-	-	-	(539)	181,166	-	-	(180,627)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	123	-	-	123	-	123
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	313,160	313,160	(223)	312,937
Other comprehensive income for the six-month period	-	-	-	-	-	-	4,677	171,448	-	192,683	116,663	485,471	975	486,446
Balance as of June 30, 2024	1,360	7,126	19,950	4	21	(211)	41,195	1,510,003	834	732,385	429,823	2,742,490	7,675	2,750,165
Stock compensation plans	-	-	-	-	-	-	-	-	1,641	-	-	1,641	-	1,641
Sale of company	-	-	-	-	-	-	-	-	-	-	-	-	(63)	(63)
Profit for the complementary six-month period	-	-	-	-	-	-	-	-	-	-	251,427	251,427	426	251,853
Other comprehensive income for the complementary six-month period	-	-	-	-	-	-	5,421	198,685	-	106,640	84,823	395,569	1,129	396,698
Balance as of December 31, 2024	1,360	7,126	19,950	4	21	(211)	46,616	1,708,688	2,475	839,025	766,073	3,391,127	9,167	3,400,294
Voluntary reserve constitution	-	-	-	-	-	-	-	766,073	-	-	(766,073)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	(1,111)	-	-	(1,111)	-	(1,111)
Profit for the six-month period	-	-	-	-	-	-	-	-	-	-	220,570	220,570	(409)	220,161
Other comprehensive income for the six-month period	-	-	-	-	-	-	7,814	414,858	-	159,941	5,822	588,435	1,586	590,021
Balance as of June 30, 2025	1,360	7,126	19,950	4	21	(211)	54,430	2,889,619	1,364	998,966	226,392	4,199,021	10,344	4,209,365

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	06.30.2025	06.30.2024
Cash flows from operating activities:
Profit of the period		220,161	312,937
Adjustments to reconcile net profit to cash flows from operating activities	14.1	170,306	52,945
Changes in operating assets and liabilities	14.2	(267,928)	(294,654)
Net cash generated by operating activities		122,539	71,228

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(473,948)	(216,377)
Payment for intangible assets acquisitions		-	(2,457)
Collection for sales of public securities and shares, net		350,106	32,883
Suscription of mutual funds, net		(4,906)	(755)
Capital integration in companies		(44,726)	(19,750)
Payment for right-of-use		-	(11,192)
Collection for equity interests in companies sales		-	15,802
Collection for joint ventures´ share repurchase		-	30,138
Collections for intangible assets sales		4,608	-
Dividends collection		4	6,955
Collection for equity interests in areas sales		2,410	-
Loans granted, net		-	(115)
Net cash used in investing activities		(166,452)	(164,868)

Cash flows from financing activities:
Proceeds from borrowings	12.5	434,160	265,785
Payment of borrowings		(115,152)	(60,169)
Payment of borrowings interests	12.5	(113,675)	(71,365)
Repurchase and redemption of corporate bonds	12.5	(804,524)	(66,329)
Payments of dividends		-	(37)
Payments of leases		(2,035)	(1,564)
Net cash (used in) generated by financing activities		(601,226)	66,321

Decrease in cash and cash equivalents		(645,139)	(27,319)

Cash and cash equivalents at the beginning of the year	12.4	761,231	137,973
Exchange and conversion difference generated by cash and cash equivalents		77,478	27,860
Decrease in cash and cash equivalents		(645,139)	(27,319)
Cash and cash equivalents at the end of the period	12.4	193,570	138,514

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS For the six-month period ended June 30, 2025, presented on comparative basis. (In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is an Argentine company, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level in the six-month period ended June 30, 2025 of 12.4 million m3/day of natural gas and 5.4 thousand bbl/day of oil in 11 productive areas and 2 exploratory areas in Argentina. Its main production blocks are located in the Provinces of Neuquén and Río Negro.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of June 30, 2025, which represents approximately 13% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 89% and 98%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,349 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the segment includes advisory services provided to related companies.

1.2 Economic context in which the Company operates

The Company operates in a complex economic context which main variables are experiencing volatility as a result of political and economic events both domestically and internationally.

As part of the economic stabilization plan, on April 11, 2025 the Government announced measures to ease the exchange rate regime and strengthen the monetary system. These measures were promoted to achieve the priority objective of reducing inflation, boosting economic activity, increasing monetary predictability and building up freely available reserves to support the Government’s economic program. This program is financially backed by a new US$ 20 billion funding facility agreed with the International Monetary Fund, among other agreements. Together, these agreements could potentially contribute to a US$ 23.1 billion increase in BCRA’s net reserves during 2025. As a result, inflation has slowed, with monthly figures below 2% in May and June 2025, and the local primary fiscal surplus has been maintained.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Condensed Interim Financial Statements, and it is not possible to predict the macroeconomic and financial situation’s evolution in Argentina or internationally, or any new measures to be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Condensed Interim Financial Statements should be read in light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

2.1	Oil and Gas

2.1.1 Gas market

2.1.1.1 Natural Gas for the residential segment and CNG

SE Resolutions No. 602/24, No. 25/25, No. 111/25, No. 139/25, No. 176/25, No. 228/25 and No. 288/25 established the PIST price to be passed on to end users pursuant to the agreements entered into under GasAr Plan for gas consumptions as from the months of January through July 2025, respectively, and on the tariff schemes published by ENARGAS’ effective date.

2.1.1.2 Compensation for subsidized natural gas consumption

ENARGAS Resolution No. 125/25 restructures the compensation system for natural gas consumption subsidies to natural gas distribution companies, modifying the entity receiving such compensation. The new mechanism, effective as from February 1, 2025, establishes that compensation will be collected directly by natural gas producers and deducted from the invoices issued by producers to distributors.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the enactment of clarifying regulations is still pending.

2.1.1.3 LNG exports

SE Resolution No. 145/25 approved the LNG export procedure, establishing that, under Law No. 27,742, a firm LNG export authorization will be granted to allow holders the right to export the authorized volumes without interruptions, restrictions or redirections over the term of the authorization.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2	Generation
2.2.1	Modifications to the electricity regulatory framework

In line with the objective of ensuring free contracting in the MAT established by Law No. 27,742, on January 28, 2025, SE Resolution No. 21/25 was published establishing different modifications regulating dispatch and operation at the WEM’s MAT. The main modifications include:

- generators, self-generators and co-generators of conventional thermal, hydraulic and nuclear sources commissioned as from January 1, 2025 are exempted from the suspension of contracting within the MAT;

- the presentation or renewal of Energy Plus contracts is limited until October 31, 2025, after the expiration of such contracts the Energy Plus market will no longer be in effect;

- the dispatch scheme set by SE Resolution No. 354/20 is abrogated, effective as from February 1, 2025, and no alternative dispatch scheme is established contemplating the obligations under ENARSA’s supply contract with Bolivia and contracts within the GasAr Plan’s framework;

- as from March 1, 2025, the recognition of fuel costs is authorized according to reference prices and the values declared and accepted in the Production Cost Statement plus freight, natural gas transportation and distribution costs, and taxes and fees.

- CAMMESA will continue centralizing fuel supply for contracts entered into under specific schemes (SE Resolutions No. 220/07, No. 21/16 and No. 287/17);

- generators remunerated under the spot scheme will be able to manage their own fuel, with CAMMESA remaining as the supplier of last resort; and

- new values are established for the cost of non-supplied energy, effective as from February 1, 2025, under the following tiers: (i) US$ 350 /MWh up to 5%; (ii) US$ 750 /MWh up to 10%, and (iii) US$ 1,500 /MWh for more than 10%.

CAMMESA published the proposal with guidelines contemplating various changes to the WEM structure and remuneration schemes for generation, submitted by the SE pursuant to Note NO-2025-09628437-APN-SE#MEC, and received comments from the Associations representing WEM agents. The reports requested by the SE are pending issuance and will be considered for the passing of transitional WEM adjustment regulations.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On its part, SE Note NO-2025-35216647-APN-SE#MEC dated April 4, 2025 establishes guidelines for the gas dispatch priority scheme for thermal generation in the WEM. Tenders by generators opting into managing their own fuel supply will be considered firm and, in case of non-compliance, will be subject to a Deliver or Pay penalty equivalent to 70% of the unavailable volume’s reference price.

The new reference price equals 90% of the weighted average price per natural gas basin in the PIST using Round 4.2 prices for the Neuquina Basin and the Norte Basin and Round 4.1 prices for the Austral Basin.

Reference prices for liquid fuels are set for each generator based on international indicators, including a premium covering associated financial and logistical costs, and prices for liquid fuels and natural gas from neighboring countries are recognized at the exchange rate effective on the last business day before the transaction due date, associated with the consumption recognized in the respective economic transaction.

Based on the above-mentioned modifications, CAMMESA made several calls to generating agents for natural gas supply tenders for generation at higher prices.

On May 30, 2025, through Executive Order No. 370/25, the National Government extended the national emergency for the electricity generation, transmission, and distribution segments, and for the natural gas transportation and distribution segments, until July 9, 2026.

On July 7, 2025, through Executive Orders No. 450/25 and No. 452/25, Laws No. 15,336 and No. 24,065 were amended, and the ENRGE was established to replace and unify the ENARGAS and the ENRE, respectively, under the guidelines established in the Bases Law (Law No. 27,742).

Executive Order No. 450/25 establishes a 24-month transition period during which the SE must issue regulations aiming to, among other things:

-	decentralize and develop a competitive hydrocarbons market through the free contracting of fuel by generators;
-	ensure the regularization and collectability of contracts with electricity distributors, and establish thermal generation remuneration criteria allowing for greater efficiency in fuel procurement;
-	establish mechanisms for transferring the power purchase agreements executed with CAMMESA to the demand of distributors and large users within the WEM; and
-	establish mechanisms for transferring the fuel purchase agreements executed by CAMMESA to the WEM´s supply.

The following amendments to Laws No. 15,336 and No. 24,065 are noteworthy:

-	hydroelectric concessions must have a term (maximum 60 years) and must be re-tendered upon expiration;
-	free contracting principles between generators and large users and free users in the WEM must be maintained.

13

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

In addition, the SE is empowered to authorize the execution of expansions to the transmission system within an existing concession, after consulting with CAMMESA, and may finance it with FNEE resources. Alternatively, the grid may be expanded on the initiative and at the risk of the party carrying out the expansion, which will be granted priority for the use of the transmission capacity, assignable to third parties.

2.2.2 BESS (Battery Energy Storage Systems) call for tenders

In February 2025, SE Resolution No. 67/2025 launched a national and international call for tenders for up-to-500 MW energy storage projects in the AMBA aiming to improve the electricity grid’s reliability.

The contracts to be executed between distributors and generators will have a maximum 15-year term and provide for a remuneration for power capacity (up to US$ 15,000/MW-month) and energy supplied (US$ 10/MWh), with CAMMESA acting as guarantor of last resort. The commissioning’s target date is scheduled for January 2027.

On July 15, 2025, 27 tenders were submitted for a total 1,347 MW power capacity. Pampa presented a 50-MW project. The award is scheduled for August 29, 2025.

2.2.3 Remuneration at the spot market

SE Resolutions No. 603/24, No. 27/25, No. 113/25, No. 143/25, No. 177/25, No. 227/25, No. 280/25 and No. 331/25, updated the remuneration values for spot generation, providing for 4%, 4%, 1.5%, 1.5%, 2%, 1.5%, 1% and 0.4% increases from the January-August 2025’s economic transactions, respectively. Likewise, the maximum spot price in the WEM was updated to $ 13,487/MWh as from April 2025.

2.3	Gas Transportation

TGS’s Tariff situation

TGS received monthly tariff updates for the January-March 2025 period; to this effect, ENARGAS published transitional tariff charts with 2.5%, 1.5% and 1.7% increases, respectively.

On April 30, 2025, ENARGAS Resolution No. 256/25 established the FTR conditions for the 2025-2030 period. This resolution establishes, among other things, the capital base as of December 31, 2024 and a real after-tax WACC discount rate of 7.18%, used to determine the initial tariff scheme, which includes a 3.67% weighted average tariff update to be implemented in thirty one equal and consecutive monthly installments beginning in May 2025. Likewise, the approval of the monthly tariff update methodology based on price indexes (CPI and IPIM) is postponed.

It also establishes the investment plan for a total of $279,108 million (at June 2024 currency), subject to ENARGAS’ control and the regulated operating expenses for the 2025-2030 five-year period.

14

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Later, through Executive Order No. 371/25, the SE was appointed as the enforcement authority for introducing contractual or tariff modifications. In this regard, SE Resolution No. 241/25 dated June 4, 2025 provided that the periodic transportation tariff update would be monthly, replacing the previous semi-annual scheme. On June 5, 2025, TGS expressed its consent to this resolution, and the tariff schemes were approved through ENARGAS Resolutions No. 350/25, No. 421/25 and No. 539/25, incorporating monthly 2.81%, 0.62% and 1.63% updates in addition to the application of the FTR increases.

License Extension

On July 24, 2025, Executive Order No. 495/25 was published, whereby the PEN extended the license granted to TGS for an additional 20-year period as from December 28, 2027, ratifying the “License Extension Memorandum of Understanding” entered into on July 11, 2025 between the MECON and TGS.

2.4	Transmission

Transener and Transba tariff situation

The ENRE determined the hourly remuneration values, establishing 4%, 4%, 2%, and 4% increases against effective values for the January-April 2025 period for Transener S.A. and Transba S.A.

On April 3, 2025, ENRE Resolution No. 236/25 amended the high-voltage and main electricity distribution utility concessionaires’ return rate defined by ENRE Resolution No. 28/25 dated January 10, 2025 from 6.10% to 6.48% after taxes.

On April 30, 2025, the tariff scheme resulting from the Five-Year Tariff Review process was approved and the ENRE established 42.89% and 10.30% increases against April 2025’s effective tariffs for Transener S.A. and Transba S.A., respectively. Similarly, the ENRE determined the remuneration for independent transmission companies, including Transener S.A., for the operation of the Choele Choel – Pto. Madryn Interconnection and the Fourth Line, and Transba S.A., for the operation of Transportista Independiente de Buenos Aires (TIBA)’s facilities, establishing a tariff equivalent to 77.92%, 100% and 99.73%, respectively, of Transener S.A.’s tariff.

In all cases, the increases apply as follows: 20% as from May 1, 2025, and the remaining 80% on a monthly basis over the June-December 2025 period. Likewise, a monthly tariff update mechanism based on the CPI and IPIM price indexes is provided for.

15

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Consequently, the ENRE established the following increases:

On June 17, 2025, Transener and Transba filed with ENRE motions of reconsideration against the resolutions issued on April 30, 2025 for Transener S.A., Transba S.A. and TIBA, requesting the ENRE to suspend the requirement to submit the investment plans for the May 2025-April 2030 period until the ENRE issues a ruling on said motions. In the case of the Choele Choel – Puerto Madryn Interconnection, as no motion was filed, the investment plan was submitted for the ENRE’s approval on June 30, 2025.

2.5	Regulations on access to the MLC

On April 11, 2025, the BCRA issued Communication “A” 8,226 easing several restrictions to access the MLC, including the following:

-	access to the MLC for foreign currency transfers abroad for profits and dividends to non-resident shareholders, in the case of legal entities with profits from fiscal years beginning on or after January 1, 2025,
-	access to the MLC for the payment of imports of capital goods,
-	elimination of the requirement to submit an affidavit in the case of individuals; for legal entities, the requirement to submit an affidavit stating a commitment not to engage in certain sales, exchanges or transfers of securities for 90 calendar days following the MLC access request remains in place, and
-	removal of restrictions on resident individuals to access the MLC to purchase foreign currency for saving or deposit purposes.

It is worth highlighting that the detailed information does not list all possibly applicable exchange regulations; for more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

2.6	Tax regulations

Export Increase Program

On April 14, 2025, PEN Executive Order No. 269/25 repealed PEN Executive Order No. 28/23, reestablishing, as of that date, the payment and settlement in the MLC of 100% of export values.

16

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2025 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in millions of pesos and were approved for their issuance by the Company’s Board of Directors on August 6, 2025.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2024, which have been prepared under IFRS Accounting Standards.

These Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2025 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the six-month period ended June 30, 2025, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2024, and for the six-month period ended June 30, 2024, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to the Consolidated Financial Statements´ figures to keep the consistency in the presentation with the current period figures.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2024.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2025 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2025:

-	IAS 21 - “Effects of Changes in Foreign Exchange Rates” (amended in August 2023).

17

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective and not early adopted by the Company

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not permitted unless specifically permitted at the time of adoption.

As of June 30, 2025, the Company has not early applied the following standards and/or amendments:

-   IFRS 18 - “Presentation and Disclosures in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of revenues and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard applies retroactively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the impact of the application of the standard on its financial statements’ disclosures.

-   IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in April 2024. It allows for reduced disclosures for entities without public accountability which are subsidiaries of an entity that prepares consolidated financial statements available for public use and comply with IFRS accounting standards. The standard is applicable for periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-   IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures”: in May 2024, the application guidance for IFRS 9 is modified and disclosure requirements are incorporated into IFRS 7. In particular, it incorporates the option to consider the derecognition of a financial liability before its settlement in case of issuance of electronic payment instructions meeting certain requirements, and incorporates disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and instruments at amortized cost or fair value through other comprehensive income. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-   IMPROVEMENTS TO IFRS - Volume 11: in July 2024, minor amendments are incorporated into IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the amendments will not have an impact on the Company’s operating results or financial position.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

-   IFRS 9 and IFRS 7 “Financial Instruments and Disclosures”: in December 2024, IFRS 9 is amended and disclosure requirements are incorporated into IFRS 7 regarding nature-dependent electricity contracts. In particular, it allows exemption from fair value accounting for entities that are net purchasers of electricity during the term of the contracts, and eases the designation as a hedging instrument for contracts not meeting the requirements for the above-mentioned exemption. The amendments are applicable to fiscal years beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

NOTE 5: GROUP STRUCTURE

5.1	Interest in subsidiaries, associates and joint ventures
5.1.1	Subsidiaries information

Unless otherwise indicated, the country is also the principal place where the subsidiary carries out its activities.

			06.30.2025	12.31.2024
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP	Gran Cayman	Investment	100.00%	100.00%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%
5.1.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of millions of common shares with one vote per share:

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
SESA (1)	Gas treatment	06.30.2025	330	(1,770)	47,550	20.00%
VMOS (2)	Hydrocarbon transportation	06.30.2025	138,752	(32,472)	390,596	10.20%
Joint ventures
CIESA (3)	Investment	06.30.2025	639	155,039	1,363,339	50.00%
Citelec (4)	Investment	06.30.2025	556	38,570	414,833	50.00%
CTB	Generation	06.30.2025	8,558	15,178	570,574	50.00%

(1) On April 24, 2025, SE Resolution No. 165/25 granted SESA the LNG Free Export Authorization certificate for 11.72 million m3/d of gas over a 30-year period between July 1, 2027 and June 30, 2057. Additionally, on May 5, 2025, MECON Resolution No. 559/25 approved SESA’s application to opt into the RIGI.

(2) On March 21, 2025, MECON Resolution No. 302/25 approved VMOS’s application to opt into the RIGI

(3) The Company holds a 50% interest in CIESA, a company that holds a 53.83% interest in TGS’s capital stock; therefore, the Company has a 26.91% interest in TGS.

As of June 30, 2025, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 6,260.00 and US$ 25.90, respectively, giving Pampa’s holding an approximate market value of $ 1,268,253 million.

(4) The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of June 30, 2025, Transener’s common share price listed at the BCBA was $ 2,065.00, conferring Pampa’s indirect holding an approximate market value of $ 241,730 million.

The detail of the balances of investments in associates and joint ventures is as follows:

	06.30.2025	12.31.2024
Disclosed in non-current assets
Associates
VMOS	39,857	13
SESA	9,510	-
Total associates	49,367	13
Joint ventures
CIESA	732,743	624,768
Citelec	207,416	163,084
CTB	285,287	236,904
Total joint ventures	1,225,446	1,024,756
Total associates and joint ventures	1,274,813	1,024,769

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The following table shows the breakdown of the result from investments in associates and joint ventures:

	06.30.2025	06.30.2024
Associates
SESA	2,685	-
TGS	-	873
VMOS	(3,166)	-
Total associates	(481)	873

Joint ventures
CIESA	64,954	37,676
Citelec	19,285	6,501
CTB	7,589	(36,120)
OCP	-	22,964
Total joint ventures	91,828	31,021
Total associates and joint ventures	91,347	31,894

The evolution of investments in associates and joint ventures is as follows:

	06.30.2025	06.30.2024
At the beginning of the year	1,024,769	542,978
Dividends	(52,936)	(6,955)
Increases	44,726	12,625
Share repurchase	-	(30,138)
Sale of equity interests	-	(10,037)
Share of profit	91,347	31,894
Exchange differences on translation	166,907	284,214
At the end of the period	1,274,813	824,581
5.1.3	OCP

Pursuant to the terms and conditions of the concession authorization agreement, OCP caused OCPSA to establish two guarantees, one operational and one environmental, each in the amount of US$ 50 million (including surety bonds provided by the Group as shareholder in the amount of US$ 84 million disclosed within non-current guarantee deposits), which would remain in effect for the term of the agreement and until 90 days after its termination on November 30, 2024. Therefore, the guarantees were scheduled to expire on March 1, 2025, since no claim that may be considered covered within their scope would have been initiated by that date. However, Citibank Ecuador informed OCP that, in its understanding, the guarantees had not expired because OCPSA had not complied with certain required formalities. On its part, OCP has formally notified Citibank Ecuador that its position is incorrect, explaining the reasons for that interpretation. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, OCP has not received a response to this notification. OCP has also requested the Ecuadorian Government to notify Citibank Ecuador of the guarantees’ expiration, having received no response as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

21

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

OCP understands that there is no legal basis for claims under the operational guarantee (to be initiated only in case of a capacity deficiency pursuant to the concession authorization agreement) or under the environmental guarantee (to be initiated only in the event of termination of the concession authorization agreement due to the lack of payment of environmental compensations). In this regard, the guarantees should be terminated and rendered null and void, all in accordance with their terms and conditions.

OCP is taking all necessary actions to terminate the guarantees pursuant to the terms of the concession authorization agreement. On April 11, 2025, OCP filed an arbitration proceeding before the ICSID seeking the effective release of the guarantees and compensation for the damages sustained as a result of the failure to release them; and, subsidiarily, to receive from Ecuador the amount of the guarantees plus interest and damages resulting from Ecuador’s actions. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Arbitration Court that will hear the arbitration has been constituted.

5.1.4	CIESA - TGS

On March 7, 2025, heavy rains, unprecedented in the last 100 years, were recorded in the city of Bahía Blanca and adjacent areas, causing flooding in all urban areas and their surroundings.

This event caused the Saladillo García stream to overflow, flooding the Cerri Complex and, consequently, halting the production of liquids and partially affecting natural gas transportation services. It is worth highlighting that the external electricity distribution system and the electricity generation and distribution facilities were also affected.

The natural gas transportation service was gradually restored in full, with no significant impact on TGS’s revenues. However, liquid production at the Cerri Complex was interrupted from March 7, 2025 to early May 2025.

In the six-month period ended June 30, 2025, TGS recorded a $ 33,573 million loss for event-related expenses and the impairment of materials and other property, plant and equipment. Even though the Cerri Complex is operating under normal conditions, as of the date of issuance of these Consolidated Condensed Interim Financial Statements, the final cost of the event has not yet been assessed by TGS.

Furthermore, TGS is undertaking preliminary coverage negotiations with insurance companies; therefore, the insurance proceeds’ amount and timing have not been determined as of the date of issuance of these Consolidated Condensed Interim Financial Statements.

22

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Tender for Perito Moreno Gas Pipeline (GPM) Expansion

On May 22, 2025, ENARSA launched a tender to expand the GPM, aiming to increase natural gas transportation capacity from Vaca Muerta by 14 million cubic meters per day. On July 28, 2025, TGS submitted a tender, and the award is scheduled for October 13, 2025.

5.1.5	VMOS

On July 8, 2025, VMOS entered into a syndicated international loan agreement for a total amount of US$ 2 billion with a 5-year term and an interest rate equivalent to SOFR Term plus a 5.50% margin, intended to finance the construction of the Vaca Muerta Oil Sur pipeline. The project requires a total estimated investment of US$ 3 billion and includes a loading and unloading terminal equipped with interconnected mooring buoys, a tank farm, and other associated accessory facilities for exporting oil and liquids through carriers. Likewise, VMOS amended the transportation agreements entered into with its shareholders to align its terms with the financing structure.

As security for the obligations assumed in the loan: (i) VMOS has assigned in guarantee to the banks its collection rights under the transportation contracts entered into with the initial shippers (YPF, Vista, Pampa, PAE, Pluspetrol, Chevron, Shell, Tecpetrol and GyP); (ii) each initial shipper entered into a direct agreement with the banks; and (iii) VMOS’s Class A shareholders (including Pampa) have granted a fiduciary assignment of their shares as collateral for the financing, which shall remain in effect until the completion of the project.

Disbursements may be requested by VMOS on a monthly basis until the earlier of the project completion date or July 31, 2027.

Under the terms of the syndicated loan agreement, VMOS has undertaken certain customary affirmative and negative covenants for this type of transaction.

In addition, the revenues generated from VMOS’ export operations will be credited to an offshore bank account structure, which is managed by a bank acting as collateral agent. Furthermore, a local tariff guarantee trust has been established, under which a branch of Citibank, N.A. acting as trustee, will manage both the local revenues received by VMOS and any funds transferred from abroad.

5.2	Oil and gas participations

Assets and liabilities as of June 30, 2025 and December 31, 2024 and the production cost of the Joint Operations and Consortiums in which the Company participates corresponding to the six-month periods ended June 30, 2025 and 2024 are detailed below:

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

	06.30.2025	12.31.2024

Non-current assets	204,826	155,862
Current assets	18,696	13,437
Total assets	223,522	169,299

Non-current liabilities	97,693	53,284
Current liabilities	39,680	26,471
Total liabilities	137,373	79,755

	06.30.2025	06.30.2024
Production cost	56,581	39,640

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

Extension of the evaluation period for the Parva Negra Este area

Through Provincial Executive Order No. 550/25, issued on May 17, 2025, the Province of Neuquen approved a 2-year extension of the evaluation period for the Parva Negra Este area from April 3, 2025 to April 2, 2027.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2024.

24

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Midstream RDA and direct and indirect interest in SESA and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE VI wind farms.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct and indirect interests in VMOS and OCP, holding activities, and other investment activities.

The Company manages its operating segment based on its individual net result in U.S. dollars.

25

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the six-month period ended June 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	228	379	131	12	-	750	839,685
Revenue - foreign market	66	1	83	-	-	150	169,199
Intersegment revenue	56	-	-	-	(56)	-	-
Cost of sales	(270)	(205)	(206)	-	56	(625)	(700,707)
Gross profit	80	175	8	12	-	275	308,177

Selling expenses	(34)	(2)	(6)	(1)	-	(43)	(47,845)
Administrative expenses	(40)	(21)	(3)	(20)	-	(84)	(93,701)
Exploration expenses	-	-	-	-	-	-	(225)
Other operating income	16	13	19	5	-	53	60,181
Other operating expenses	(8)	(5)	(5)	(22)	-	(40)	(44,759)
Impairment of intangible assets and inventories	(1)	-	-	-	-	(1)	(776)
Impairment of financial assets	(2)	-	-	-	-	(2)	(2,508)
Share of profit from associates and joint ventures	2	7	-	67	-	76	91,347
Operating income	13	167	13	41	-	234	269,891

Financial income	-	8	27	-	-	35	38,744
Financial costs	(55)	(25)	-	(19)	-	(99)	(111,459)
Other financial results	-	80	3	39	-	122	138,110
Financial results, net	(55)	63	30	20	-	58	65,395
Profit (Loss) before income tax	(42)	230	43	61	-	292	335,286

Income tax	13	(111)	(14)	13	-	(99)	(115,125)
Profit (Loss) of the period	(29)	119	29	74	-	193	220,161

Depreciation and amortization	118	60	3	-	-	181	200,769

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the six-month period ended June 30, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	(29)	119	29	74	-	193	220,570
Non-controlling interest	-	-	-	-	-	-	(409)

Consolidated financial position information as of June 30, 2025
Assets	2,111	2,766	185	1,109	(49)	6,122	7,376,431
Liabilities	1,484	560	64	569	(49)	2,628	3,167,066

Net book values of property, plant and equipment	1,522	1,331	31	37	-	2,921	3,519,259

Additional consolidated information as of June 30, 2025
Increases in property, plant and equipment, intangible assets and right-of-use assets	453	28	6	6	-	493	547,630

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the six-month period ended June 30, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	258	319	155	10	-	742	649,186
Revenue - foreign market	57	3	99	-	-	159	134,602
Intersegment revenue	53	-	-	-	(53)	-	-
Cost of sales	(234)	(158)	(226)	-	53	(565)	(487,428)
Gross profit	134	164	28	10	-	336	296,360

Selling expenses	(29)	(1)	(6)	-	-	(36)	(31,582)
Administrative expenses	(36)	(25)	(3)	(19)	-	(83)	(71,674)
Exploration expenses	-	-	-	-	-	-	(167)
Other operating income	42	32	8	1	-	83	70,781
Other operating expenses	(14)	(7)	(3)	(28)	-	(52)	(43,054)
Impairment of intangible assets and inventories	-	-	-	-	-	-	(142)
Impairment of financial assets	(10)	(46)	-	-	-	(56)	(49,592)
Share of profit from associates and joint ventures	-	(38)	-	77	-	39	31,894
Profit from sale of companies´ interest	-	-	-	7	-	7	5,765
Operating income	87	79	24	48	-	238	208,589

Financial income	-	2	-	-	-	2	2,009
Financial costs	(49)	(28)	(2)	(15)	-	(94)	(81,688)
Other financial results	(14)	80	1	7	-	74	62,861
Financial results, net	(63)	54	(1)	(8)	-	(18)	(16,818)
Profit before income tax	24	133	23	40	-	220	191,771

Income tax	51	100	3	(7)	-	147	121,166
Profit of the period	75	233	26	33	-	367	312,937

Depreciation and amortization	110	40	2	-	-	152	131,965

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the six-month period ended June 30, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit of the period attributable to:
Owners of the company	75	233	26	33	-	367	313,160
Non-controlling interest	-	-	-	-	-	-	(223)

Consolidated financial position information as of December 31, 2024
Assets	1,918	3,155	173	1,116	(17)	6,345	6,548,872
Liabilities	1,583	857	109	518	(17)	3,050	3,148,578

Net book values of property, plant and equipment	1,183	1,357	28	39	-	2,607	2,690,533

Additional consolidated information as of June 30, 2024
Increases in property, plant and equipment, intangibles assets and right-of-use assets	197	43	3	5	-	248	217,438

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	06.30.2025	06.30.2024

Gas sales	260,931	220,732
Oil sales	66,618	49,752
Other sales	6,324	5,845
Oil and gas sales subtotal	333,873	276,329

Energy sales in spot market	139,061	86,761
Energy sales by supply contracts	215,457	146,767
Fuel supply	63,358	41,419
Other sales	5,492	4,710
Generation sales subtotal	423,368	279,657

Products from catalytic reforming sales	129,899	118,563
Styrene sales	33,723	27,674
Synthetic rubber sales	39,171	34,866
Polystyrene sales	35,365	36,886
Other sales	401	917
Petrochemicals sales subtotal	238,559	218,906

Technical assistance and administration services sales	12,823	8,748
Other sales	261	148
Holding, Transportation and others subtotal	13,084	8,896
Total revenue (1)(2)	1,008,884	783,788

(1)	Revenues from CAMMESA represent 37% and 32% of total revenues from sales for the periods ended June 30, 2025 and 2024, respectively, and correspond mainly to the Oil and gas and Generation segments.

(2)	Including $ 5,997 million and $ 3,939 million in the Oil and gas segment and $ 5,158 million and $ 4,453 million in the Petrochemical segment corresponding to export duties for the periods ended June 30, 2025 and 2024, respectively.

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	06.30.2025	06.30.2024
Inventories at the beginning of the year	230,095	166,023

Plus: Charges of the period
Purchases of inventories, energy and gas	223,026	181,815
Salaries and social security charges	48,663	36,120
Employees benefits	8,078	6,340
Defined benefit plans	2,093	3,868
Works contracts, fees and compensation for services	80,334	52,284
Property, plant and equipment depreciation	192,826	125,943
Intangible assets amortization	2,223	1,645
Right-of-use assets amortization	1,047	936
Energy transportation	8,627	4,251
Transportation and freights	24,485	15,860
Consumption of materials	13,104	9,224
Penalties	958	286
Maintenance	34,125	10,919
Canons and royalties	55,371	43,339
Environmental control	2,872	2,133
Rental and insurance	17,695	11,316
Surveillance and security	4,830	2,218
Taxes, rates and contributions	1,863	2,294
Other	1,825	997
Total charges of the period	724,045	511,788
Exchange differences on translation	40,617	19,340
Less: Inventories at the end of the period	(294,050)	(209,723)
Total cost of sales	700,707	487,428

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	06.30.2025	06.30.2024
Salaries and social security charges	2,815	2,064
Employees benefits	134	185
Fees and compensation for services	1,037	941
Property, plant and equipment depreciation	5	12
Taxes, rates and contributions	9,235	6,878
Transportation and freights	33,768	21,187
Other	851	315
Total selling expenses	47,845	31,582

10.2 Administrative expenses

	06.30.2025	06.30.2024
Salaries and social security charges	36,631	25,079
Employees benefits	3,858	3,499
Defined benefit plans	4,747	8,929
Fees and compensation for services	24,684	14,357
Compensation agreements	574	6,242
Directors' and Syndics' fees	3,373	2,531
Property, plant and equipment depreciation	4,668	3,429
Consumption of materials	203	210
Maintenance	1,813	1,139
Transport and per diem	867	779
Rental and insurance	401	134
Surveillance and security	772	415
Taxes, rates and contributions	7,454	3,551
Communications	455	277
Other	3,201	1,103
Total administrative expenses	93,701	71,674

10.3 Exploration expenses

	06.30.2025	06.30.2024
Geological and geophysical expenses	225	167
Total exploration expenses	225	167

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	06.30.2025	06.30.2024
Other operating income
Insurance recovery	14,691	3,127
Results for intangibles assets sale	2,048	-
Results for other assets sale	809	-
Services provided to third parties	14	27
Results for property, plant and equipment sale	6	47
Recovery of provision for contingencies	18,505	54
Tax charges recovery	-	30
Dividends received	4	-
Commercial interests	4,724	34,198
GasAr Plan	14,486	21,951
Export Increase Program	2,023	8,094
Other	2,871	3,253
Total other operating income	60,181	70,781

Other operating expenses
Provision for contingencies	(15,971)	(23,226)
Provision for environmental remediation	(709)	(806)
Results for property, plant and equipment sale and derecognition	(1)	(54)
Results for other assets sale and derecognition	(34)	-
Tax on bank transactions	(15,451)	(5,782)
PAIS import tax	(374)	(1,188)
Donations and contributions	(1,156)	(694)
Institutional promotion	(701)	(556)
Costs of concessions agreements completion	(582)	(2,539)
Royalties GasAr Plan	(2,466)	(3,095)
Incident costs	(2,027)	-
Other	(5,287)	(5,114)
Total other operating expenses	(44,759)	(43,054)

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	06.30.2025	06.30.2024
Financial income
Financial interests	38,316	1,129
Other interests	428	880
Total financial income	38,744	2,009

Financial costs
Financial interests (1)	(85,556)	(59,977)
Commercial interests	(23)	(362)
Fiscal interests	(23,381)	(14,229)
Other interests	(282)	(5,264)
Bank and other financial expenses	(2,217)	(1,856)
Total financial costs	(111,459)	(81,688)

Other financial results
Foreign currency exchange difference, net	19,947	(10,071)
Changes in the fair value of financial instruments	114,272	84,670
Result from present value measurement	1,594	(3,399)
Result from repurchase of CB	2,043	(8,114)
Other financial results	254	(225)
Total other financial results	138,110	62,861

Total financial results, net	65,395	(16,818)

(1) Net of $ 1,617 million and $ 5,947 million borrowing costs capitalized in property, plant and equipment corresponding to the six-month period ended June 30, 2025 and 2024, respectively.

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	06.30.2025	06.30.2024
Current tax	69,430	132,517
Deferred tax	44,946	(253,683)
Difference between previous fiscal year income tax provision and the income tax statement	749	-
Total income tax - Loss (Profit)	115,125	(121,166)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	06.30.2025	06.30.2024
Profit before income tax	335,286	191,771
Current income tax rate	35%	35%
Income tax at the statutory tax rate	117,350	67,120
Share of profit from companies	(31,972)	(11,163)
Non-taxable results	(1,255)	(5)
Effects of exchange differences and other results associated with the valuation of the currency, net	148,836	56,318
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(190,481)	(433,771)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	706	15,499
Effect for tax inflation adjustment	68,085	196,746
Reversal of loss carryforwards provision	(69)	(12,317)
Non-deductible cost	4,168	385
Other	(243)	22
Total income tax - Loss (Profit)	115,125	(121,166)

35

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment
	Original values
Type of good	At the beginning	Increases (1)	Transfers	Decreases	Traslation effect
						At the end

Lands	13,585	-	-	(1)	2,277	15,861
Buildings	210,542	-	815	-	35,375	246,732
Vehicules	10,085	576	-	-	1,720	12,381
Furniture and fixtures, tools and software and communication equipment	45,845	1,279	9,643	(466)	8,680	64,981
Thermal generation plants	1,126,149	51	44,426	-	193,013	1,363,639
Renewable generation plants	707,740	4	21,208	-	119,760	848,712
Petrochemical plants	43,032	111	4,954	-	7,699	55,796
Mining property, wells and drilling equipment	2,024,516	-	180,930	-	348,679	2,554,125
Drilling and work in progress	343,240	543,342	(261,976)	-	87,669	712,275
Other goods	535	-	-	-	91	626
Total at 06.30.2025	4,525,269	545,363	-	(467)	804,963	5,875,128
Total at 06.30.2024	3,367,175	203,599	-	(449)	439,267	4,009,592

(1) Includes $ 1,617 million and $ 5,947 million of borrowing costs capitalized for the six-month period ended June 30, 2025 and 2024, respectively.

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the period			At the end	At 12.31.2024
				Traslation effect	At the end

Lands	-	-	-	-	-	15,861	13,585
Buildings	(97,979)	-	(4,147)	(16,802)	(118,928)	127,804	112,563
Vehicules	(6,676)	-	(866)	(1,170)	(8,712)	3,669	3,409
Furniture and fixtures, tools and software and communication equipment	(38,183)	466	(3,205)	(6,535)	(47,457)	17,524	7,662
Thermal generation plants	(561,921)	-	(39,563)	(97,994)	(699,478)	664,161	564,228
Renewable generation plants	(80,357)	-	(19,038)	(14,626)	(114,021)	734,691	627,383
Petrochemical plants	(24,564)	-	(2,594)	(4,343)	(31,501)	24,295	18,468
Mining property, wells and drilling equipment	(1,024,543)	-	(128,082)	(182,543)	(1,335,168)	1,218,957	999,973
Drilling and work in progress	-	-	-	-	-	712,275	343,240
Other goods	(513)	-	(4)	(87)	(604)	22	22
Total at 06.30.2025	(1,834,736)	466	(197,499)	(324,100)	(2,355,869)	3,519,259
Total at 06.30.2024	(1,310,201)	405	(129,384)	(175,034)	(1,614,214)	2,395,378
Total at 12.31.2024							2,690,533

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Decreases	Impairment
					Traslation effect	At the end

Concession agreements	2,587	-	-	-	105	2,692
Goodwill	35,715	-	-	-	5,987	41,702
Intangible identified in acquisitions of companies	71,786	-	-	(307)	11,997	83,476
Digital assets	3,424	1,714	(2,523)	-	167	2,782
Total at 06.30.2025	113,512	1,714	(2,523)	(307)	18,256	130,652
Total at 06.30.2024	86,054	2,647	-	(110)	11,043	99,634

	Amortization
Type of good	At the beginning	For the year	Traslation effect
				At the end

Concession agreements	(2,587)	-	(105)	(2,692)
Intangible identified in acquisitions of companies	(11,755)	(2,223)	(2,176)	(16,154)
Total at 06.30.2025	(14,342)	(2,223)	(2,281)	(18,846)
Total at 06.30.2024	(8,156)	(1,645)	(1,144)	(10,945)

	Net book values
Type of good	At the end	At 12.31.2024

Goodwill	41,702	35,715
Intangible identified in acquisitions of companies	67,322	60,031
Digital assets	2,782	3,424
Total at 06.30.2025	111,806
Total at 06.30.2024	88,689
Total at 12.31.2024		99,170

38

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	06.30.2025	12.31.2024
Tax loss carryforwards	71	9,002
Property, plant and equipment	162,267	216,922
Financial assets at fair value through profit and loss	-	63
Trade and other receivables	1,022	488
Provisions	55,752	50,448
Tax payables	2,315	1,506
Salaries and social security payable	-	1,157
Defined benefit plans	13,573	10,753
Trade and other payables	6,586	883
Other	-	1,355
Deferred tax asset	241,586	292,577
Property, plant and equipment	-	(30,532)
Intangible assets	(38,365)	(33,477)
Investments in companies	(13,720)	(9,253)
Inventories	(46,862)	(37,074)
Financial assets at fair value through profit and loss	(4,407)	(4,140)
Trade and other receivables	(12,042)	(6,142)
Borrowings	(3,205)	-
Tax payables	-	(319)
Derivative financial instruments	(9,998)	-
Tax inflation adjustment	(29,845)	(59,668)
Other	(2,576)	(501)
Deferred tax liability	(161,020)	(181,106)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	06.30.2025	12.31.2024
Deferred tax asset, net	139,295	161,694
Deferred tax liability, net	(58,729)	(50,223)

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	06.30.2025	12.31.2024
Current
Materials and spare parts	184,885	165,059
Advances to suppliers	20,639	6,558
In process and finished products	88,526	58,478
Total (1)	294,050	230,095

(1) It includes impairment loss for $ 469 million (US$ 0.46 million), $ 32 million (US$ 0.05 million) and $ 22 million (US$ 0.04 million) as of June 30, 2025 and 2024 and December 31, 2024, respectively.

11.5 Provisions

	06.30.2025	12.31.2024
Non-current
Contingencies	71,687	98,546
Asset retirement obligation and wind turbines decommisioning	31,204	25,459
Environmental remediation	22,520	17,431
Total non-current	125,411	141,436

Current
Asset retirement obligation and wind turbines decommisioning	3,928	4,891
Environmental remediation	911	1,034
Other provisions	5,376	4,800
Total current	10,215	10,725

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	06.30.2025
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	98,546	30,350	18,465
Increases	16,273	1,623	2,175
Decreases	(1,937)	(1,126)	(1)
Exchange differences on translation	7,932	5,051	3,199
Reversal of unused amounts	(49,127)	(766)	(407)
At the end of the period	71,687	35,132	23,431

	06.30.2024
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	88,042	22,238	13,275
Increases	28,101	1,575	844
Decreases	(4)	-	(152)
Exchange differences on translation	11,544	2,945	1,676
Reversal of unused amounts	(54)	(71)	(196)
At the end of the period	127,629	26,687	15,447

Provision for legal proceedings

In the ongoing files before the National Tax Court regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras Argentina S.A. during the years 2008-2014, eight additional favorable rulings were passed during the period. Out of the total thirteen rulings in favor of the Company, twelve were sustained by the Tax Authority, therefore becoming final and conclusive. In the remaining case, the term for the Tax Authority to submit an appeal is still pending. Attending to the above-mentioned detailed progress, the Company believes that there are grounds to consider that the associated provision is not probable and, consequently, has recorded, during the period a $ 47,351 million (US$ 44 million) recovery, including accrued interest.

In the appeal for partial annulment filed by the Company against the Final Award issued in the international arbitration proceeding initiated by POSA, the latter answered the service of notice, and on July 15, 2025, a hearing was held before the National Chamber of Appeals in Commercial Matters.

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	06.30.2025	12.31.2024
Non-current
Income tax	405,706	71,462
Minimum notional income tax	5,777	5,822
Total non-current	411,483	77,284

Current
Income tax, net of witholdings and advances	19,732	265,008
Total current	19,732	265,008

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at amortized cost

	06.30.2025	12.31.2024

Current
Term deposit	51,012	82,628
Total current	51,012	82,628

Due to the short-term nature of investments at amortized cost, their book value is not considered to differ from their fair value.

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2	Financial assets at fair value through profit and loss

	06.30.2025	12.31.2024
Non-current
Shares	32,842	28,127
Total non-current	32,842	28,127

Current
Government securities	574,244	714,315
Corporate bonds	160,146	113,947
Shares	61,496	37,671
Mutual funds	18,977	11,690
Total current	814,863	877,623

12.3	Trade and other receivables

	Note	06.30.2025	12.31.2024
Non-current
Receivables		-	70
Trade receivables		-	70

Non-current
Related parties	16	865	3,889
Advances to suppliers		52,261	44,265
Tax credits		19	8,647
Prepaid expenses		5,174	4,873
Receivables for sale of associates		-	662
Receivables for sale of assets		5,423	9,288
Contractual indemnity receivable		1,470	2,099
Expenses to be recovered		-	2,980
Guarantee deposits		101,331	3
Other		26	22
Other receivables		166,569	76,728
Total non-current		166,569	76,798

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	06.30.2025	12.31.2024
Current
Receivables		329,216	177,557
CAMMESA		128,257	110,062
Related parties	16	7,566	10,855
Impairment of financial assets		(3,261)	(833)
Trade receivables, net		461,778	297,641

Current
Related parties	16	8,924	11,216
Tax credits		61,665	8,141
Receivables for complementary activities		-	8,934
Advances to suppliers		4	108
Prepaid expenses		15,087	3,087
Guarantee deposits (1)		112,721	134,111
Expenses to be recovered		14,691	8,544
Insurance to be recovered		1,283	1,279
Receivables for sale of associates		6,603	794
Receivables for sale of assets		5,370	5,160
GasAr Plan		18,808	6,778
Advances to employees		1,085	176
Contractual indemnity receivable		2,303	1,679
Receivable for maintenance contract		1,185	1,386
Impairment of other receivables		(21)	(14)
Other		9,201	14,509
Other receivables, net		258,909	205,888
Total current		720,687	503,529

(1)	Includes guarantee deposits on derivative financial instruments amounting for $ 111,177 million and $ 46,252 million as of June 30, 2025, and December 31, 2024, respectively.

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	06.30.2025	06.30.2024
At the beginning of the year	833	1,203
Impairment	2,563	47,911
Write off for utilization	-	(47,270)
Reversal of unused amounts	(139)	-
Exchange differences on translation	4	53
At the end of the period	3,261	1,897

The movements in the impairment of other receivables are as follows:

	06.30.2025	06.30.2024
At the beginning of the year	14	12
Impairment	16	3
Reversal of unused amounts	(10)	(2)
Exchange differences on translation	1	-
At the end of the period	21	13

12.4	Cash and cash equivalents
	06.30.2025	12.31.2024
Cash	242	1,269
Banks	19,007	75,361
Term deposit	13	47,051
Mutual funds	174,308	637,550
Total	193,570	761,231

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings

	06.30.2025	12.31.2024
Non-current
Financial borrowings	54,224	32,680
Corporate bonds	1,595,812	1,384,237
Total non-current	1,650,036	1,416,917

Current
Financial borrowings	49,957	125,648
Corporate bonds	217,758	602,448
Total current	267,715	728,096
Total	1,917,751	2,145,013

As of June 30, 2025, and December 31, 2024 the fair value of the Company’s CB amount approximately to $ 1,812,314 million and $ 1,973,130 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period or year (fair value Level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its indebtedness´ contracts.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1 Borrowings´ evolution:

The evolution of the consolidated borrowings for the six-month periods ended June 30, 2025 and 2024 is disclosed below:

	06.30.2025	06.30.2024
Borrowings at the beginning of the year	2,145,013	1,170,539
Proceeds from borrowings	434,160	265,785
Payment of borrowings	(125,482)	(60,169)
Accrued interest	85,556	59,977
Payment of interests	(113,675)	(71,365)
Repurchase and redemption of CB	(804,524)	(66,329)
Result from repurchase of CB	(2,043)	8,114
Foreign currency exchange difference	(697)	(7,547)
Borrowing costs capitalized in property, plant and equipment	1,617	5,947
Exchange differences on translation	297,826	158,641
Borrowings at the end of the period	1,917,751	1,463,593

12.5.2 CB Issuance Program and frequent issuer prospectus

On April 7, 2025, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to approve the increase in the amount of the CB Issuance Program to US$ 2.1 billion or its equivalent in other currencies or units of value. The increase was approved by the CNV on May 27, 2025.

The Company is registered as a frequent issuer, a status that was ratified by CNV’s Issuers’ Management Office Provision No. I-2025-32-APN-GE#CNV dated March 11, 2025. Under this Provision, the CNV also approved (i) the increase in the frequent issuer prospectus amount to US$ 1.3 billion or its equivalent in other currencies or units of value; and (ii) the amendment of the prospectus’ terms and conditions to include the possibility of issuing thematic (social, green and sustainable) marketable securities, all of which was in turn approved by the Company’s Board of Directors at its meeting held on March 5, 2025.

47

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.3 CB

On January 24, 2025, Pampa redeemed all Class 1 CB for a total amount of US$ 353 million, at a redemption price equal to 100% of the outstanding principal amount plus interest accrued and unpaid as of the redemption date, under the terms of the Class 1 CB’s trust agreement.

On February 28, 2025, the Company paid its Class 19 CB upon maturity for a total of $ 17,131 million.

In addition, on May 8, 2025, the Company redeemed all Class 18 Notes for a total amount of US$ 72.1 million at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest up to the redemption date.

On May 28, 2025, the Company reopened international Class 23 CB for a face value of US$ 340 million at a 7.875% fixed annual rate and an 8% yield, maturing in December 2034. As a result, the total outstanding face value amounts to US$ 700 million.

The net proceeds were used on June 23, 2025 to early redeem all Class 3 CB for US$ 300 million in principal, plus the redemption premium and the applicable accrued interest. Class 3 CB accrued a 9.125% fixed annual interest rate and matured on April 15, 2029.

Post-closing, on August 6, 2025, the Company issued Class 25 CB for US$ 104.6 million, which will accrue interest at a fixed 7.25% rate and maturing August 6, 2028.

12.5.4 Financial borrowings

During the six-month period ended June 30, 2025, the Company repaid US$ 47.1 million in net debt with local financial institutions, consisting of: (i) payments of bank debt for US$ 89.5 million, (ii) payments of import financing for US$ 2.6 million, and (iii) bank debt borrowing for US$ 45 million. Post-closing, the Company took out pre-export financing debt for US$ 70 million.

48

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6	Trade and other payables

	Note	06.30.2025	12.31.2024
Non-current
Customer guarantees		29	25
Trade payables		29	25

Compensation agreements		86,057	73,702
Leases liability		11,799	11,653
Contractual penalty debt		1,470	2,099
Other		513	513
Other payables		99,839	87,967
Total non-current		99,868	87,992

Current
Suppliers		297,571	212,610
Customer advances		28,813	14,346
Related parties	16	70,248	13,599
Trade payables		396,632	240,555

Compensation agreements		-	12,390
Leases liability		4,384	3,754
Contractual penalty debt		1,470	1,679
Various creditors		5,303	3,123
Related parties	16	1	-
Other payables		11,158	20,946
Total current		407,790	261,501

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

49

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2025 and December 31, 2024:

As of June 30, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	574,244	-	-	574,244
Corporate bonds	160,146	-	-	160,146
Mutual funds	18,977	-	-	18,977
Shares	61,496	-	32,842	94,338
Cash and cash equivalents
Mutual funds	174,308	-	-	174,308
Derivative financial instruments	-	45,748	-	45,748
Other receivables
Guarantee deposits	234	-	-	234
Total assets	989,405	45,748	32,842	1,067,995

Liabilities
Derivative financial instruments	-	2	-	2
Total liabilities	-	2	-	2

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	714,315	-	-	714,315
Corporate bonds	113,947	-	-	113,947
Mutual funds	11,690	-	-	11,690
Shares	37,671	-	28,127	65,798
Cash and cash equivalents
Mutual funds	637,550	-	-	637,550
Derivative financial instruments	-	979	-	979
Other receivables
Guarantee deposits	196	-	-	196
Total assets	1,515,369	979	28,127	1,544,475

Liabilities
Derivative financial instruments	-	2	-	2
Total liabilities	-	2	-	2

50

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was mainly determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct equity interest of 2.84% and 3.19%, and the additional equity interest of 2.18% and 2.46% through HIDISA and HINISA, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector. This restructuring resulted in TMB’s and TJSM’s share transfer from the Federal Government to ENARSA.
12.8	Hedge accounting

During the first semester of 2025, the Company entered into forward crude oil sale contracts, without physical delivery, and designated a portion of these derivative financial instruments as cash flow hedges.

The Company applies cash flow hedge accounting to certain transactions to manage the international reference price risk associated with a specific volume of forecasted crude oil sales for the May 2025-October 2026 period, thereby ensuring stable cash flows.

As of June 30, 2025, the fair value of forward crude oil sale contracts designated as hedges amounts to an asset of $ 26,643 million (US$ 23 million), recognized in other comprehensive income as the hedge is effective; this amount is expected to be fully reclassified to profit or loss during the July 2025-October 2026 period, as the hedged crude oil sales are recognized in earnings.

The amount reclassified from other comprehensive income to revenue, from designated hedges, generated a $ 2,212 million (US$ 2 million) gain during the second quarter of 2025.

The contracts are entered into in markets or with financial institutions with high credit ratings; therefore, the Company considers that there are no significant credit risks to its operations as a result of its derivative activities.

51

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of June 30, 2025, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

To comply with the provisions established by the CNV, the breakdown of the translation differences originated in the share capital and capital adjustment accounts is detailed below:

	06.30.2025
	Share capital	Share capital adjustment
At the beginning of the year	35,932	187,995
Variation of the period	6,252	32,710
At the end of the period	42,184	220,705

	12.31.2024
	Share capital	Share capital adjustment
At the beginning of the year	27,854	145,729
Variation of the year	8,078	42,266
At the end of the year	35,932	187,995

52

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing operations. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of June 30, 2025 and 2024, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	06.30.2025	06.30.2024
Earning attributable to equity holders of the Company	220,570	313,160
Weighted average amount of outstanding shares	1,360	1,360
Basic and diluted earnings per share	162.18	230.26

13.3	Distribution of profits

Dividends distributed to individuals, undivided estates or foreign beneficiaries derived from profits generated during fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

The Company may pay and distribute dividends and any other type of profits to its shareholders, except if: (i) there is an event of breach; or (ii) the Company is not in a position to incur debt under the indentures governing the Class 9, Class 21, Class 23 and Additional Class 23 CB. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company has complied with all commitments set forth in the indentures governing the above-mentioned CB.

53

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcile net profit to cash flows from operating activities

	Note	06.30.2025	06.30.2024
Income tax	10.6	115,125	(121,166)
Accrued interest		72,546	44,333
Depreciations and amortizations	9, 10.1 and 10.2	200,769	131,965
Share of profit from associates and joint ventures	5.1.2	(91,347)	(31,894)
Profit from sale of companies´ interest		-	(5,765)
Results for property, plant and equipment sale and derecognition	10.4	(5)	7
Results for other assets sale and derecognition	10.4	(775)	-
Results for intangible assets sales	10.4	(2,048)	-
Impairment of intangible assets and inventories		776	142
Impairment of financial assets		2,508	49,592
Result from present value measurement	10.5	(1,594)	3,399
Changes in the fair value of financial instruments		(98,541)	(75,509)
Exchange differences, net		(31,240)	5,035
Result from repurchase of CB	10.5	(2,043)	8,114
Costs of concessions agreements completion	10.4	582	2,539
(Recovery) Provision for contingecies, net	10.4	(2,534)	23,172
Provision for environmental remediation	10.4	709	806
Accrual of defined benefit plans	9 and 10.2	6,840	12,797
Compensation agreements	10.2	574	6,242
Earned dividends	10.4	(4)	-
Other		8	(864)
Adjustments to reconcile net profit to cash flows from operating activities		170,306	52,945

54

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities

	06.30.2025	06.30.2024
Increase in trade receivables and other receivables	(310,052)	(369,488)
Increase in inventories	(23,792)	(24,392)
Increase in trade and other payables	66,873	71,280
(Decrease) Increase in salaries and social security payables	(11,709)	3,122
Defined benefit plans payments	(1,314)	(1,074)
Increase in tax liabilities	13,739	26,664
Decrease in provisions	(4,245)	(916)
Collection for derivative financial instruments, net	2,572	150
Changes in operating assets and liabilities	(267,928)	(294,654)

14.3	Significant non-cash transactions

	06.30.2025	06.30.2024

Acquisition of property, plant and equipment through an increase in trade payables	(169,933)	(42,655)
Borrowing costs capitalized in property, plant and equipment	(1,617)	(5,947)
Collection of other receivables through financial assets at fair value through profit and loss	10,463	-
Collection of dividends from joint ventures through financial assets	53,026	-
Payment of borrowings through financial assets at amortized cost transfer	(10,330)	-
Collection of loans granted through intangible assets	1,761	-
Compensation trade receivables through an increase in financial assets at fair value through profit and loss	-	(47,000)

55

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

During the six-month period ended June 30, 2025, the following changes were identified in relation to the contingent liabilities and assets reported in the Consolidated Financial Statements as of December 31, 2024:

15.1 Labor Claim - Compensation Fund

In one of the claims filed on considering that the index (CPI) used to adjust the plan’s benefits is ineffective to keep their “constant value”, the ruling in favor of the Company was upheld.

15.2. Administrative claims

In the complaints filed by CTLL (currently Pampa) against the Federal Government for failure to renew and recognize costs associated with gas supply contracts, on June 13, 2025 a ruling was issued in favor of the Company, awarding it $ 62.8 million and $ 862.9 million for the January 2016 - March 2016 and April 2016 - October 2018 periods, respectively, plus interests. The ruling was appealed by the Federal Government.

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of June 30, 2025	Trade receivables	Other receivables		Trade payables	Other payables
	Current	Non-current	Current	Current	Current
Associates and joint ventures
CTB	355	-	-	-	1
TGS	7,171	865	8,574	18,539	-
Transener	1	-	178	23	-
Other related parties
SACDE	39	-	172	51,686	-
	7,566	865	8,924	70,248	1

As of December 31, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non current	Current	Current
Associates and joint ventures
CTB	168	-	-	-
TGS	10,539	3,889	7,651	11,205
Transener	63	-	148	62
Other related parties
SACDE	85	-	3,417	2,332
	10,855	3,889	11,216	13,599

56

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the six-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees and compensation for services (3)		Other operating income (expenses), net (4)
	2025	2024	2025	2024	2025	2024	2025	2024
Associates and joint ventures
CTB	891	691	-	-	-	-	-	-
TGS	27,203	22,685	(53,026)	(29,229)	-	-	-	-
Transener	-	-	(26)	(23)	-	-	309	176

Other related parties
Fundación	-	-	-	-	-	-	(1,082)	(632)
SACDE	-	-	(155,922)	(55,988)	(1,551)	(125)	265	152
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(214)	(49)	-	-
Other	-	-	-	(1)	-	-	-	-
	28,094	23,376	(208,974)	(85,241)	(1,765)	(174)	(508)	(304)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 53,052 million and $ 29,253 million and infrastructure works contracted to SACDE charged in property, plant and equipment for $ 155,895 million and $ 55,988 million, of which $ 42,081 million and $ 11,198 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the six-month periods ended June 30, 2025 and 2024, respectively.
(3)	Disclosed within administrative expenses.
(4)	Correspond mainly to donations expenses and operating leases income.

Operations for the six month period	Financial income (1)		Financial expenses (2)		Dividends collection		Dividends distributed
	2025	2024	2025	2024	2025	2024	2025	2024
Associates and joint ventures
CIESA	-	-	-	-	53,026	-	-	-
OCP	-	-	-	-	-	6,955	-	-
TGS	428	558	-	-	-	-	-	-
Transener	-	8	-	-	-	-	-	-

Other related parties
Other	-	-	-	(3)	4	-	-	(37)
	428	566	-	(3)	53,030	6,955	-	(37)

(1)	Correspond mainly to accrued interest on loans granted.
(2)	Correspond to interest and commissions on loans received.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 06.30.2025	Total 12.31.2024

ASSETS

NON-CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	-	-	-	2,145
Other receivables	US$	133.91	1,205.00	161,361	63,193
Total non-current assets				161,361	65,338

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	528.73	1,205.00	637,123	781,575
	BRL	289.95	221.75	64,296	-
Financial assets at amortized cost	US$	42.33	1,205.00	51,012	82,628
Derivative financial instruments	US$	37.96	1,205.00	45,739	968
Trade and other receivables	US$	273.26	1,205.00	329,281	217,113
	CLP	5,724.36	1.29	7,390	2,572
	U$	0.03	30.47	1	5
Cash and cash equivalents	US$	120.37	1,205.00	145,040	704,730
	CLP	231.65	1.29	299	4
	BOB	0.01	173.76	1	1
Total current assets				1,280,182	1,789,596
Total assets				1,441,543	1,854,934

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	82.56	1,205.00	99,479	118,979
Borrowings	US$	1,369.32	1,205.00	1,650,036	1,416,917
Other payables	US$	82.45	1,205.00	99,355	87,479
Total non-current liabilities				1,848,870	1,623,375

CURRENT LIABILITIES
Provisions	US$	3.97	1,205.00	4,784	5,926
Tax liabilities	US$	0.02	1,205.00	25	2
	CLP	1,118.95	1.29	1,445	-
Salaries and social security payable	US$	-	1,205.00	-	199
	CLP	1.98	1.29	3	1
Borrowings	US$	222.17	1,205.00	267,715	710,502
Trade and other payables	US$	259.12	1,205.00	312,234	174,544
	EUR	3.20	1,420.21	4,545	2,263
	CLP	215.33	1.29	278	639
	SEK	0.02	127.16	2	423
	BOB	0.03	173.76	5	-
	U$	0.21	30.47	6	4
Total current liabilities				591,042	894,503
Total liabilities				2,439,912	2,517,878
Net Position Liability				(998,369)	(662,944)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on June 30, 2025 according to the BNA for U.S. dollars (US$), euros (EUR), chilean pesos (CLP), swedish crowns (SEK), bolivian pesos (BOB), brazilian reais (BRL) and uruguayan pesos (U$).

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 18: INVESTMENT COMMITMENTS

Rincón de Aranda Development – RDA Midstream Project

On July 1, 2025, Pampa Energía —through its “Pampa Energía_ S.A. - Sucursal Dedicada Midstream RDA” Dedicated Branch, established on May 12, 2025 by the Company’s Board of Directors, submitted its application to opt into the RIGI to develop an oil and gas treatment plant at its Rincón de Aranda field. The project contemplates an estimated US$ 426 million investment, and its entry into operation is scheduled for 2026. Starting in 2027, the Company expects to export crude oil, in line with the strategy to develop Vaca Muerta and strengthen export capacity.

FLNG Project

On May 2, 2025, all conditions precedent to move forward with the FLNG Project were satisfied, including, but not limited to: (i) the final investment decision regarding the “Hilli Episeyo” vessel (“Hilli”); (ii) the submission of the RIGI opt-in application; and (iii) the granting of the LNG Free Export Authorization certificate.

In addition to Hilli, a second vessel, “MKII”, was added to the project. Both will have a processing and export capacity of approximately 6 million tons of LNG per year, equivalent to 27 million m3/d of natural gas, which will position Argentina in the global LNG market and represent an investment of approximately US$ 7 billion over the 20 years of operation across the entire value chain.

Hilli and MKII operations are expected to start at the end of 2027 and 2028, respectively.

The consortium is made up of 20% Pampa, 30% Pan American Energy S.L. (“PAE”), 25% YPF S.A., through its subsidiary Sur Inversiones Energéticas S.A.U. (“SUR”), 15% Wintershall DEA Argentina S.A. (“Wintershall”) and 10% Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), all of which are SESA shareholders.

To supply natural gas to the vessels, SESA entered into 20-year natural gas supply contracts with Pampa, PAE, SUR and Wintershall regarding their participation in SESA. In this respect, for both vessels to operate year-round, SESA contemplates the construction of a dedicated gas pipeline between the province of Neuquén and the Gulf of San Matías in Río Negro.

NOTE 19: INCIDENT AT HINISA

Regarding the severe storm recorded on January 11, 2025 in the Province of Mendoza, which caused significant damage to the Nihuil II and III power plants and forced them out of service, HINISA began the cleanup and remediation process, started repairing perimeter fences and building closures, and initiated the process of sorting materials and tools salvaged from the incident for their classification and disposal with the insurance company. Progress is also being made in awarding the contract for the identification and assessment of damage to the affected equipment.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 19: (Continuation)

During the six-month period ended June 30, 2025, HINISA recorded $ 2,027 million losses corresponding to incident-related costs.

Besides, HINISA has filed the corresponding claim with the insurance companies and, as of June 30, 2025, has received advances of $ 2,813, which disclosed under insurance recovery line item, to carry out the cleanup tasks necessary to determine the final damages and costs.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the final cost of the incident and the amount of insurance proceeds have not yet been assessed by HINISA.

NOTE 20: TERMINATION OF HYDROELECTRIC CONCESSIONS

On March 8, 2025, the Federal Government and the province of Mendoza signed an agreement to jointly conduct the national and international open call for tenders for the concession of the Diamante and Nihuiles Hydroelectric Complexes as a single business unit. The coordination and execution of this tender process was delegated to the Public Enterprises Transformation Agency, which, within a maximum 60 business days’ period, would transfer 51% of the share package of the company becoming the concessionaire and owner of the assets.

Subsequently, on June 5, 2025, SE Resolution No. 240/25 extended the transition period for the HIDISA concession until October 19, 2025.

Additionally, on May 26, 2025, Provincial Law No. 9,630 was published, declaring a state of emergency for the Los Nihuiles Hydroelectric System over a 14-month period from its enactment. The Law provides for the continuity of the transition period until verification of compliance with the obligations arising from the concession contract with HINISA, without prejudice to any authorizations that must be granted by the Federal Government.

It is worth highlighting that HINISA has fully and timely complied with its obligations throughout the term of the concession contract and the transition period; and that, as of the date of issuance of these Consolidated Financial Statements, the Federal Government has not issued any statement or granted the required authorizations.

In these circumstances, at the end of the contractual transition period on June 1, 2025, HINISA notified both the Ministry of Energy and Environment of the Province of Mendoza and the SE that the extension of the transition period beyond the term stipulated in the contract requires an agreement with the concessionaire. However, to protect the concession’s assets, avoid affecting the supply of electricity in the WEM and ensure the safety of property and persons, HINISA informed that it would continue operating the Los Nihuiles Hydroelectric Complex, without this implying consent to any unilateral extension of the transition period, the assumption of additional obligations or responsibilities, or the waiver of its rights.

Finally, it is worth highlighting that HINISA is willing to proceed with the assets’ handover as soon as the competent authorities so decide and/or to execute the necessary agreements given this extraordinary situation.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the six-month period ended June 30, 2025, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 21: DOCUMENTATION SAFEKEEPING

In compliance with General Resolution No. 629/14, the Company discoloses that it has sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 22: SUBSEQUENT EVENTS

After June 30, 2025 and until the issuance of these Consolidated Condensed Interim Financial Statements, no other relevant events have occurred which may significantly affect them.

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